Filed by TierOne Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: TierOne Corporation (Commission File No.: 000-50015)

Forward Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction

CapitalSource intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Tony Skarupa, Vice President, Finance, CapitalSource; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a transcript to an employee call that occurred on May 18, 2007. An audio file of the employee call has been subsequently made available to employees via TierOne’s intranet Website.

MR. SWOTEK: Ladies and gentlemen, again, I’d like to welcome you to our conference call this morning here at TierOne Bank. This is Ed Swotek, Senior Vice-president of TierOne Bank here in Lincoln. Again, we have a large group of employees here in Lincoln in our conference center room joining us this morning, as well as all of you from a number of our offices in loan production offices across the country. We will also be recording this presentation this morning and will be digitizing that today so that we can, hopefully, get this same conference call posted on our Intranet site later this afternoon for those employees who could not join us on a conference call live this morning. They can join us at their leisure later on.

With that brief introduction, we do have a very special announcement that many of you have already read about, and to give you a little bit more detail on that special announcement, it’s my pleasure to introduce our Chairman and CEO if TierOne Bank, Mr. Gil Lundstrom.

Gil?

MR. LUNDSTROM: Thank you, Ed, very much. It’s certainly our opportunity. I have been relying upon you for over 12 years as we’ve worked together for this organization. And it’s our pleasure now to talk to you about a special announcement.

We’re all — have been together as TierOne Bank. We’re employed by TierOne Bank. This transaction that we’re talking about today involves TierOne Corporation, the holding company for TierOne Bank, for TierOne Financial, for TierOne Reinsurance, and for UFARM. The holding company has found a new merger partner, CapitalSource that you’ve read about. CapitalSource is a great lending organization, and they have wanted to partner with us as a funding source.

The reason I’ve taken just a moment at the outset to differentiate between ourselves and the acquisition is, TierOne Bank is a separate entity that we all work for that you get your checks from. TierOne Bank’s going to continue. TierOne Bank’s existence will not change at all. Your support, loyalty, and contributions, I hope, will not only not change, but will have a bit more of excitement and fever as we go forward. That’s the important thing that you walk away with today as you hear more about our new partner that we’re going to be introducing shortly.

Understand, then, that TierOne Bank stays in Lincoln, Nebraska. Understand, TierOne Bank stays TierOne Bank. Understand that TierOne Bank with its network of 69 offices and things will probably grow. So, if you’re in the retail side, pretend on — you’re going to be growing. You’re going to have a lot of excitement. Monte and people are excited. He’s going to have a bigger marketing budget than he’s ever had before. (Laughter.) He loves to spend money. You know what I mean?

And the regional managers, you’re going to have to draw cards. We may have a new bank in Chevy Chase, Maryland, because that’s where their corporate headquarters are. So, you can all draw cards as to who’s going to be able to be the regional president that’s going to manage that. But that’s the type of things we’re talking about.

This is not a Commercial Fed transaction. These people are brilliant people. They’re lenders. They’re a lending shop. That’s what they do. But they don’t know anything about banking. (Laughter.) They don’t have any banking software. They can’t even open a depository account. I mean, they’re bright, but they don’t have any regulatory expertise and they want us for that reason. Jim Lapin stays as the President. I stay as the Chief Operating — or the CEO and all these new titles that he’s given me. Now, I’m going to join John’s board in Chevy Chase, Maryland. So, you know, we’re going to be moving around a lot more. But the idea is to provide the funding sources and give him a depository institution, which he’s not had, in order to grow a dynamic organization that John has built over these years.

Last night we briefly met with some other people. I couldn’t bring you all together. I apologize, because you’ve all been great partners and friends for a long time, but we have to deal with all the other issues last night. We drew a quick analogy and some people thought it really hit home well. We have our Oracle of Omaha, we call him Warren Buffett. He runs Berkshire Hathaway. You all have probably been to the Nebraska Furniture Mart. Buffett owns them. It’s still the Nebraska Furniture Mart, but you know now there’s another Furniture Mart in Kansas City, and Mrs. B’s dream has grown so much bigger than it ever was when she built that organization, as to one of the greatest in the entire nation as far as a company.

Also, you can go to Borsheim’s, if you’re foolish enough to go in there with your spouse. (Laughter.) It may cost you some money. It’s the same deal. It is Borsheim. Ike Friedman’s company is much better and stronger today than it ever was under Ike’s vision.

This is what we envision here, that TierOne stays TierOne and it goes the same way. The name is the same. It’s only difference is the top. We are owned right now by — over 60-some percent of the stock of TierOne is owned by institutional investors. We’re going to have one institutional investor when we get done. That is the biggest change you’re going to see. We’re not going to be a public company. So that entity will disappear, but that entity was the parent umbrella that held all the other entities underneath it. Those entities are going to continue. Your paycheck will continue from the TierOne Bank. To the customer, it should not change at all. We have to keep those customers, each one of you that interact with those customers, make sure they understand. The bank is the bank, and the bank stays. This is not a Bank of the West transaction. This is not a Wells Fargo transaction. This is not a US Bank transaction. They have no synergies. They cannot merge us into their organization and cost saves. They don’t have anybody that knows what we do. Do your job as you have, as we’ve done together for the last 12, 13 years that we’ve known each other and this place will be robust and continue to grow and probably be much bigger and larger, faster than we ever could on the visions and the plans the we originally set out on. That’s what we’re asking for.

Let me give you a moment. John Delaney founded CapitalSource a few years ago. He’s got a great story. He’s had a great success and I’d like to have you have an opportunity to meet the man that created CapitalSource. We’re fortunate to have him here today.

John, join me up front.

(Applause.)

MR. DELANEY: Thank you, Gil. That was a very nice introduction. And I’d say, before I talk about CapitalSource, which I will for a few minutes, I want to say two things. First, I’m very proud to be here today. And second, I’m very excited to be here today.

I’m very proud to be here today, because we’ve spent a lot of time working with Gil and Jim and the rest of the team in understanding this institution. And as we said in our press release, this is a first class act. This is a great company and we’ve had a lot of opportunity to understand this business, to understand its culture, to understand its history, to understand how it services its customers, and to understand how it takes care of its employees. And we like everything we’ve seen. So I’m really proud that I can be here today and be part of this partnership that we’re creating, this transaction that we’re doing. And I know the rest of the CapitalSource management team that’s been involved in this transaction feels the same way. And I think, over time, as we all get to know each other, I think we’ll realize we have a lot more in common than we have in terms of differences. So, I’m very proud that CapitalSource could complete a transaction like we did — like we announced today with TierOne.

And I’m also very excited, because I tend to be a builder of businesses and I see in TierOne an opportunity for us to work together to build a bigger business. And you’ve done a great job building a terrific franchise, and the franchise is strong. The franchise is vital. But, in partnership with CapitalSource, I think we can make it a bigger and better institution. We can do more for the customers. We can invest in branches. We can invest in deposit gathering capabilities and we can invest in credit capabilities, in terms of providing credit to the customers. So if I was a customer of TierOne, not that they know this yet, because it’s our job to explain it to them, but if I was a customer of TierOne, I would feel — if I knew everything, I would feel really good about what’s happening here today. I’d feel really good, because this institution now will invest in more growth, more branches. This institution will now invest in gathering more deposits and providing more services to its consumers, and this institution will invest in providing more credit and more services to its business customers.

So, I think this is a very, very good day, indeed, for the customers of TierOne. And what that means is, it’s also a very good day for the employees of TierOne, because I think growth is good. I think building businesses is a good orientation. It excites people. It energizes people. And I think we’re utterly committed to building this business. We’re utterly committed to building this business in this market, in this footprint, and pursuing its natural organic growth strategy. We’re utterly committed to keeping it here in Lincoln, to keeping the TierOne name, and to building a bigger and better institution, building on all the things you’ve done and all the great work you’ve done and using our capabilities and some of our financial strength to help you build a bigger business. So, as I said, I’m both proud and I’m really excited to be here and to be partnering with Gil, Jim, and the rest of the team, and all of you. And I think it’s going to be a lot of fun and I’m very excited about it.

I’m also looking forward to going to some football games, because I understand there’s some good seats that came with the deal also. (Laughter.)

So, let’s talk a little bit about CapitalSource. CapitalSource is a lending business. As Gil indicated, we’re not a banking business. We have no banking activities whatsoever. I think Gil’s description of our banking expertise is pretty darn accurate. I think we know enough to find a good partner and that’s about it. We’re lenders. That’s what we’re good at and we’ve built a large lending business across the last several years. It has about $15 billion of assets, so it’s a good-sized enterprise. It has about a $5 billion market capitalization as a public company. We’re traded on the New York Stock Exchange. We’ve got about 550 employees spread out in about 20 offices in the United States, including an office in London, because we do some activity in Europe.

But it’s all lending and it’s all middle market lending, which we define as loans that range from a few million dollars up to a couple hundred million dollars. And it’s very focused and we’re very good at it. And I’m very proud of the team we’ve built and the way they execute and the performance we’ve delivered. Like TierOne, we’ve been a very high-performing institution and have delivered great returns to our shareholders and I think have built a terrific business. And that’s why this is such a great fit, because we’re not in your business. There’s none of the cost synergies or any of the other kind of painful stuff that occurs when a bank is buying another bank.

This is simply putting together two institutions, and one plus one is going to equal three. And the reason one plus one’s going to equal three, because we’re more diverse. And that’s a good thing. We have more things to do so as market opportunities present themselves, or market challenges present themselves, we can naturally grow our business where the opportunities are and not have to push when it’s not a good time. And one plus one equals three, because of the funding synergies between these two businesses. We don’t have deposit-based funding capabilities and with this acquisition, we obviously do. And guess what, we want to grow them, as I said, which is why I’m excited.

So I think this is a terrific marriage. I think, just like the CapitalSource employers are very proud to partner with TierOne, I think as you get to know CapitalSource, you’ll be proud to partner with CapitalSource, because I think we share a lot of the same values, a lot of the same approach to how we do business and the orientation in terms of taking care of our customers.

So to summarize, I’m proud and I know the team members at CapitalSource are proud. We’re really excited, because we think this institution is going to be able to play offense better — you know, back to the football analogy — than it has in the past, because there’s more we can do, and we’re very focused and very determined to help build the business, good for customers, good for employees. And I think CapitalSource is a great partner for you. And I think as you get to know us better, which we want to create a lot of opportunities for that to happen across the next several months. I’m very confident you’ll come to realize that and believe as strongly about the potential of this partnership — or believe as strongly in the potential of this partnership as I do, as Gil does, as Jim does, as the rest of the — Gail and the rest of the management does.

So, with that, should we take some questions, you think?

MR. LUNDSTROM: Let’s take just a closure for one other point.

MR. DELANEY: Sure.

MR. LUNDSTROM: Last night, the Board met very late into the evening deliberating on something after 100 years of building this institution. As you know, many of the directors are very familiar with you and we had unanimous board approval last night. But I’ll tell you, during the deliberations and the consideration of the transaction, and it’s a weighty document when you get all done with all the law firms from New York to Milwaukee to Washington and everything else. Questions were raised by my directors. And you should feel good about this. We feel that this is going to be beneficial to the employees. It wasn’t for the shareholders. It wasn’t for other people’s interests. It’s we want to protect the employees. And we feel that this partnership with CapitalSource does that. This is probably one of the best partnerships could ever be realigned or realized in connection with a transaction, if we’re going to continue to grow faster. And we’ve been earning 41, 43 million a year record earnings, but that’s been our restricter as to how much faster we can grow. But during the deliberations as to how we can springboard this institution to even greater heights than you’ve already allowed us to take to date, was, are the employees going to be better off? The answer is, to everybody in the board during the deliberation is, “We really feel like we have done a good thing for this organization and as it goes into the second century of its existence, the existence continues and we feel we’ve left a very strong partnership that we’ve now joined and announced today.

So, with that, I think John and I would love to have any questions. Let’s clarify them, stop this — you know, the e-mails back and forth and the apprehension that may happen. Any time you hear the word “acquisition,” you become apprehensive. This is a merger of partners and a strength going forward, a partnership that both bring unique credibility and their own contribution to that partnership.

We can also take telephonic questions, is that correct, Ed?

We cannot. I'm sorry. Ed says no. (Laughter.)

You’ve heard Ed speak before.

MR. DELANEY: Puts all the more burden on you to ask questions for yourself.

MR. LUNDSTROM: We hope we’ve tried to preemptively ask — Roger.

ROGER: The question comes up (indiscernible) --

MR. LUNDSTROM: Good.

ROGER: -- a lot of the employees about the whole timing issue. How long is this going to take? What happens in the meantime?

MR. LUNDSTROM: The timing is going to take both shareholder approval — They have to put together a large proxy. There’s a prospectus needs to be filed to explain this entire thing to shareholders. That needs to be put together. I’ll probably take months to get that put together and approved. Also we have to have regulatory approval. John and I have already jointly been to the national office in Washington with the OTS. I’ve also just talked to again this morning to Fred Castillo, your Regional Director. They’re embracing this. As you know, the OTS has a limited number of people that they are regulating and they embrace an opportunity to see some vibrant growth come in to their organization where we can see the business plan that has already been suggested and shared with them. They’re very excited about this. But there are some issues we’re going to have to work through. But, as you know, we’ve always worked through in the past and I fully feel comfortable and confident that we’re going to be able to get this approved. I think the shareholders — You’ll see the stock is already being well accepted. It’s jumped drastically already this morning. And the regulators, I believe, are very receptive to the business plans we’ve already shared with them.

MR. DELANEY: Yeah, and in terms of how it will run, we came up with a good expression when I was in Gail’s office a few minutes ago and we were admiring what a nice day it was outside. It’s unfortunate that he couldn’t be out playing golf. (Laughter.) But he said he was much happier in here dealing with this. So we came up with an expression that until the deal closes, it’s business as usual, and then after the deal closes, it’s business as usual plus. And that’s probably the best way I can describe it, because nothing’s going to change until the deal closes, obviously. Nothing’s really happened until the deal closes. We’ll be talking about a lot of things and coming out here and, you know, strategizing about things we’ll do when we’re together to make it better. And then after the deal closes, as I said, business as usual plus, because it’s still going to be TierOne. It’s still going to be headquartered in Lincoln. It’s still going to be servicing these markets. But, guess what, we’re going to actually try to expand the franchise much more aggressively than it has historically, because that makes sense for us now together, and expand the capabilities to the customers. So, I think, you know, under that category, it’s kind of all good. So that’s — would be in terms of how it will go.

MR. LUNDSTROM: Yes, Steph.

STEPHANIE GROSSHAND: As far as our customers, I know my phone’s going to be ringing. It’s okay just to explain everything to them as you’ve told us this morning, correct? I mean, is there anything that —

MR. LUNDSTROM: Stephanie’s question — This is Stephanie Grosshand and Steph’s asking, can we go ahead and explain this to the customers? Absolutely. And we’ve tried to give employee announcement. There’s also going to be a frequently-asked-question distribution to help you a little bit, to further understand it. I believe some of this has already been loaded on our website to give you further information. And then there will be interviews shortly with both the World Herald and the Lincoln Journal, and I think the American Banker has already called.

MR. DELANEY: Yep.

MR. LUNDSTROM: And so it will get a lot of notoriety very quickly, Stephanie, but I think it’s important that you explain the key messages that we are sharing with you today as to the intent of the partnership that John and I are creating here.

MR. DELANEY: Yes.

MR. LUNDSTROM: Yes.

UNIDENTIFIED VOICE: I’ve already had a client ask, will we continue to operate as a thrift and — (indiscernible) —

MR. LUNDSTROM: Most assuredly. That thrift charter is a, frankly the best charter. We’ve had opportunities to be a bank and frankly do not want that. The federal preemption, the ability of unlimited branching without the state regulatory bodies able to deal with us, and those of you in the loan production offices know that the State — you don’t have to register for licensing and things because of the preemption we have. So, I’ve always felt that was the best charter. We’ve looked at it very carefully, and that’s definitely what we want to keep.

MR. LUNDSTROM: Yes.

UNIDENTIFIED VOICE: Any kind of an advertising that’s national that we might have seen or anyone in this area would be aware of that would, maybe we would relate to from CapitalSource?

MR. DELANEY: The question was, do we have any national advertising that people might have seen, and the answer to the question is really no. CapitalSource’s business right now is servicing business customers through specialty lending products. So the kind of things we do is we finance — well, we do commercial real estate lending. We finance leverage buy-outs. We provide specialty lending to health care providers. Health care’s a big part of what we do. It’s about 30 percent of our business. Probably — You know, I’m not the most objective person in the world, but I think we’re the best health care lender in the country. So — Just like I think TierOne is the best community-based thrift in the country. (Laughter.)

So, it’s very specialized. And as a result, from an advertising campaign, what you tend to do is advertise more in what would be considered kind of trade journals or specific publications that target those markets. And we have generally shied away from what I would call national brand building, because it really didn’t serve much of a purpose for our customers and it’s quite expensive.

TierOne’s marketing strategy is obviously very different, because part of your marketing strategy is directed at the kind of things we do, but part of your marketing strategy, let’s face it and I’m not an expert on the marketing dollars right now, but I bet most of it is towards the consumer, your customer in the bank branches. And that’s, again, an area of investment for us. So we won’t be talking about CapitalSource to these people. We’ll be talking about TierOne. And that’s where we’ll be investing the dollars.

And so I think — What’s really becoming with this partnership is a larger, more diversified financial institution is being built. And it’s not unusual for a larger, diversified financial institution to have different brands. And TierOne will operate independently. It will be the CapitalSource bank brand and we intend on investing in that as part of the marketing programs for the business.

UNIDENTIFIED VOICE: As TierOne expands, do you expect that to be in similar to our current footprint or will it be nearer the CapitalSource footprint?

MR. DELANEY: You know, I think the national expansion plan for this institution takes its current marketplace and expands it to adjacent markets that it’s in. And that’s clearly without having spent a lot of time on thinking through what’s the best expansion strategy. And people like Roger are in a better position than I am to even answer that. That seems very natural to me. There’s loan production offices and I know there’s been discussions about expanding branches around those offices, et cetera.

I think our answer to that right now is not really well formulated, other than my sense is there’s a very natural, organic expansion opportunity for this institution in markets it currently serves. And that feels to me more like the low-hanging fruit, as opposed to new markets. You know, more branches in Omaha, maybe that makes sense. You know, more branches in Lincoln or other parts of the state or surrounding communities. Again, don’t read anything specifically into that, because we haven’t done the work yet, but that just feels to me like a more natural logical expansion plan for this institution, leveraging its brand and its reputation and the people in this room, than — and the people on the phone, than setting up branches in kind of far-flung places, which, you know, would be very inefficient in many ways. That doesn’t mean we may not put a TierOne branch in our headquarters in Chevy Chase, just to make the point (Laughter.), but we’ll justify that in efficiency. But other than that, you know, that might be it.

MR. LUNDSTROM: Yeah.

UNIDENTIFIED VOICE: John, do you anticipate future acquisitions?

MR. DELANEY: No, actually, because I think there’s a lot of growth associated with just investing in this institution. I think this is a great institution with, to some extent, more talent and capacity — management talent and management capacity, than is currently being utilized. That’s like, at least my initial reaction and what would be the best return on investment is to invest in growing this institution under Gil’s leadership and under the leadership of Jim and the rest of the team, and everyone else in this room and on the phone in building TierOne as opposed to buying another institution. I think we’re going to have very significant competitive advantages now that we’re together, that will — I know you’ve used the word “turbo” in the past, but will really turbo-charge this institution. And I think that, to me, feels like a smarter and actually a less risky proposition.

I mean, we’re very focused on making sure this transaction and this partnership works from all the kind of things that could go wrong, right? Which is customers not understanding it and feeling like it’s not what it really is, because what it really is is good for them. But there’s an opportunity for them to think it’s not. And they may naturally think that, because some people are predisposed to think that. And competitors may tell them that, because it’s in their interest to tell them that, even if it’s not true. So we want to make sure that doesn’t happen. We want to make sure all the good people in this institution feel good about it and are as excited as they have been and potentially more going forward. And we want to make sure people who borrow money from the bank feel like, hey, this is net net positive.

So I’d rather really get that stuff right, and then invest in the business than distract ourselves with another bank transaction. In fact, you know, as I said, we’re builders. This is really the only acquisition we’ve ever done. And so we want to make sure we get it right.

NICKI: Though the corporation may not acquire another bank, might TierOne Bank continue to look for other banks or merger partners —

MR. DELANEY: Yeah.

NICKI: -- as we expand, right?

MR. LUNDSTROM: We’re going to be doing it under the, you know, ultimate parent company umbrella of CapitalSource, Nicki, so we’re going to have to, you know, there’s a lot of work to do one of these transactions. I think John and I will attest to that based on how our eyes are a little baggy tonight, but — or this morning, or whatever time it is. (Laughter.) So, I think John’s pretty much answered the initial question right now. Obviously, if another Marine Bank transaction comes up or some easy thing, yes. There’s been other opportunities, but I think John said it right. Let’s get this right first and see what we can grow from our own synergies that we have together.

STEPHANIE: Will the TierOne Charitable Foundation continue to operate as it has in the past?

MR. LUNDSTROM: That is a — The question that Stephanie’s asking, because she works very heavily with the Charitable Foundation is, whether or not the TierOne Charitable Foundation will continue as it has in the past. The answer is definitely yes. That foundation, as you know, was founded when we created the initial stock offering with, you know, the shares to $5 million. And that is a separate entity, standing separate, and will continue to remain in that capacity and continue to give to the people in this regional market area like we have in the past.

ROGER: It has a lot more money today than it had yesterday. (Laughter.)

MR. LUNDSTROM: And as of this morning with the partnership of John, the Foundation is even wealthier than it was. So now, maybe we can even make, you know, pay some of the grants off we’ve been waiting for, Roger. So, good.

Yes?

UNIDENTIFIED VOICE: Will, like hiring and everything still be located here? The bank will do all that itself? It won’t be through, like Maryland or anything?

MR. LUNDSTROM: No. The hiring will be here. They don’t know how to interview for people like you. (Laughter.) And we’ve found great employees in the past and I assume once John gets familiar with our people, he will certainly empower them to continue that practice into the future. It’s a separate entity at the parent company. The only thing that’s disappearing is the holding company, TierOne Corporation. It has no employees. It has a board of directors. It has people that do a lot of work as a public company, but the entities that really have the people in it all continue. And so that organization and the hiring, most likely, will continue, at least at the regular level.

MR. DELANEY: Any other questions?

MR. LUNDSTROM: Go forth and spread this message. It’s a great message. It’s a great partnership and then I believe we have a meeting scheduled for May 31st, and Mr. Swotek wants to head back to the mike again. So, John and I will retire.

(Applause.)

MR. SWOTEK: Gil, John, thank you very much for sharing your message, this very exciting message, with all of us this morning. I know that there are many, many questions that you have and will have over the course of the next few hours, few days, in the next several weeks. Paula Luther and a number of us have been actively engaged in trying to get as much information put together and out to you as quickly as possible. So what I would suggest, those of you here in the room, there is some information on the back table. Feel free to take a copy of that. For those of you either on the phone or listening later on the Intranet, we will be getting as much of this information posted electronically to all of you very, very quickly. Our goal is to have this recording on yet this afternoon and then a lot more information is coming. So take a look at that. I think that will answer many of your questions. If that doesn’t, be sure to let Gil and Paula and senior management know what your questions are, and we’ll do the best we can to get those answered for you in as timely a manner as possible.

So, with that, I’d like to thank all of you for sharing some time with us this morning and this is something to get excited about. Thank you very much.

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